UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-38264

Four Seasons Education (Cayman) Inc.

Room1301, Zi’an Building, 309 Yuyuan Road, Jing’an District, Shanghai

PRC 200040

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☑	Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and per share data)

	As of
	February 28,	August 31,	August 31,
	2021	2021	2021
	RMB	RMB	USD
Current assets
Cash and cash equivalents	378,358	417,756	64,664
Accounts receivable and contract assets, net	360	496	77
Amounts due from related parties	-	767	119
Other receivables, deposits and other assets	10,566	10,548	1,633
Short-term investments	31,000	20,000	3,096
Long-term investments under fair value - current	96,558	228,155	35,316
Total current assets	516,842	677,722	104,905

Non-current assets
Restricted cash	10,855	12,769	1,976
Property and equipment, net	15,804	5,285	818
Operating lease right-of-use assets	150,696	35,696	5,525
Intangible assets, net	7,118	3,974	615
Goodwill	36,967	-	-
Deferred tax assets	16,253	16,184	2,505
Equity method investments	36,784	251	39
Long-term investments under fair value – non-current	163,303	-	-
Other non-current assets	12,571	18,302	2,832
Total non-current assets	450,351	92,461	14,310
TOTAL ASSETS	967,193	770,183	119,215

Current liabilities
Amounts due to related parties	1,495	2,108	326
Accrued expenses and other current liabilities	86,947	111,553	17,267
Operating lease liabilities – current	52,674	20,831	3,224
Income tax payable	10,630	10,761	1,666
Deferred revenue	75,242	51,981	8,047
Total current liabilities	226,988	197,234	30,530

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and per share data)

	As of
	February 28,	August 31,	August 31,
	2021	2021	2021
	RMB	RMB	USD
Non-current liabilities
Deferred tax liabilities	1,673	1,442	223
Operating lease liabilities – non-current	92,144	8,451	1,308
Total non-current liabilities	93,817	9,893	1,531
TOTAL LIABILITIES	320,805	207,127	32,061

EQUITY
Total equity	646,388	563,056	87,154
TOTAL LIABILITIES AND EQUITY	967,193	770,183	119,215

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data and per share data)

	Six Months Ended August 31,
	2020	2021	2021
	RMB	RMB	USD
Revenue	142,481	178,616	27,648
Cost of revenue	(84,470)	(111,169)	(17,208)
Gross profit	58,011	67,447	10,440

General and administrative expenses	(58,287)	(53,064)	(8,214)
Sales and marketing expenses	(14,938)	(17,649)	(2,732)
Impairment loss	-	(52,433)	(8,116)
Operating loss	(15,214)	(55,699)	(8,622)

Subsidy income	7,852	1,894	293
Interest income, net	1,892	2,020	313
Other income, net	662	1,177	182
Loss before income taxes and loss from equity method investments	(4,808)	(50,608)	(7,834)

Income tax expense	(1,395)	(2,121)	(328)
Loss from equity method investments	(1,364)	(36,499)	(5,650)

Net loss	(7,567)	(89,228)	(13,812)
Net loss attributable to non-controlling interest	61	(467)	(72)
Net loss attributable to Four Seasons Education (Cayman) Inc.	(7,628)	(88,761)	(13,740)

Net loss per ordinary share:
Basic	(0.33)	(3.84)	(0.59)
Diluted	(0.33)	(3.84)	(0.59)

Weighted average shares used in calculating net loss per ordinary share:
Basic	23,131,195	23,131,195	23,131,195
Diluted	23,131,195	23,131,195	23,131,195

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands, except share data and per share data)

	Six Months Ended August 31,
	2020	2021	2021
	RMB	RMB	USD
Net loss	(7,567)	(89,228)	(13,812)
Other comprehensive loss, net of tax of nil
Foreign currency translation adjustments	(9,633)	(251)	(39)
Comprehensive loss	(17,200)	(89,479)	(13,851)
Less: Comprehensive income (loss) attributable to non-controlling interest	61	(467)	(72)
Comprehensive loss attributable to Four Seasons Education (Cayman) Inc.	(17,261)	(89,012)	(13,779)

Recent Development

On December 23, 2021, the Company issued a press release to announce that in response to the regulatory developments relating to after-school tutoring services, including the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, published in July 2021 by the General Office of the CPC Central Committee and the General Office of the State Council (the “Opinion”) and the related implementation rules, regulations and measures promulgated by competent authorities, the Company planned to cease offering tutoring services relating to academic subjects to students from kindergarten through grade nine (“K-9 Academic AST Services”) in the mainland of China by the end of December 2021.

The Company has completed the cessation by the due date and expects that the cessation will have a substantial adverse impact on the Company’s revenues for the fiscal year ending February 28, 2022 and subsequent periods. In the fiscal year ended February 28, 2021, the revenues from offering K-9 Academic AST Services accounted for a substantial majority of the Company’s total revenues.

Building on its strong curriculum development capabilities, exceptional educational resources and a team well-versed in the high-quality education content, the Company will continue to operate and develop its non- K-9 Academic AST Services business, and will further explore other opportunities to provide educational services in accordance with relevant rules and regulations.

The Company is committed to fully complying with the policy directives in the Opinion and any related implementation rules, regulations and measures adopted by the central and local governments of China. The Company will continue to seek guidance from and work constructively with the government authorities in various provinces and municipalities in China in connection with its efforts to comply with the policy directives in the Opinion and any related implementation rules, regulations and measures. The Company will continue developing and improving its services and update its shareholders as appropriate.

 Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4604 to US$1.00, the rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 31, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Four Seasons Education (Cayman) Inc.

By:	/s/ Yi Zuo
Name:	Yi Zuo
Title:	Chief Executive Officer

Date: February 24, 2022

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